June 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen

H. Roger Schwall

Anuja A. Majmudar

Re:	MULTI PACKAGING SOLUTIONS INTERNATIONAL LTD

Registration Statement on Form S-1 (File No. 333-211402)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Multi Packaging Solutions International Ltd. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 12:00 p.m. Eastern Time on June 2, 2016 or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated May 24, 2016 through the date hereof:

Preliminary Prospectus dated May 24, 2016

4,120 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

[Remainder of page intentionally left blank]

Very truly yours, Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ben DiFabio
Name: Ben DiFabio
Title: Managing Director

[Signature Page to Acceleration Request]